Exhibit 99.1

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

ROYALTY FINANCING AND ENTITLEMENT OFFER

Paringa Resources Limited (Paringa or Company) (NASDAQ: PNRL, ASX: PNL) announces that it has entered into a term sheet to grant a royalty to Tribeca Global Resources Credit Pty Limited (Tribeca) to raise US$9.0 million (before costs) (Proposed Royalty Financing) and will conduct a 1 for 4 pro-rata accelerated non-renounceable entitlement offer to raise up to approximately A$8.1 million (US$5.6 million1) (before costs) (Entitlement Offer).

Proceeds from the Proposed Royalty Financing and Entitlement Offer will be used to fund Poplar Grove’s mine ramp-up to positive cashflow. Paringa expects to be free cash flow positive in February 2020 on a 2 Unit basis. The mine ramp up has been slower than expected which has led to a funding gap. Paringa’s business model remains intact and Paringa expects to generate significant free cash flow on achieving full capacity.

Proposed Royalty Financing

The Company has executed a term sheet with Tribeca for the grant of a 2% gross revenue royalty over the Company’s Buck Creek Mining Complex to Tribeca for consideration of US$9 million. The terms have been approved by Tribeca’s Investment Committee but remains conditional upon completion of a minimum US$5 million equity raising (after costs), legal and tax due diligence, confirmation that the royalty can be granted, and completion of formal documentation.

The Proposed Royalty Financing term sheet provides for amendments to the Company's Term Loan Facility (TLF) with Tribeca (as agent) (Proposed Term Loan Amendment) to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million (Unit 3 capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation and issues arising from the funding gap do not result in any events of default under the TLF.

If the Proposed Royalty Financing and Proposed Term Loan Amendment are not completed, then the Company will need to raise additional capital and/or negotiate waivers with Tribeca to avoid an event of default occurring under the TLF.

Further details of the key terms of the Proposed Royalty Financing and Proposed Term Loan Amendment are provided below and in the Capital Raising Presentation to be lodged with ASX today.

Entitlement Offer

The Company is making a non-renounceable accelerated pro rata entitlement offer to eligible Shareholders of New Shares at an offer price of A$0.07 each, on the basis of one (1) New Share for every four (4) Shares held on the record date, to raise approximately A$8.1 million (before costs) (Entitlement Offer).

The Entitlement Offer will comprise an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. Eligible retail shareholders with a registered address in Australia or New Zealand as at the record date for the Retail Entitlement Offer, will be sent a retail offer booklet and accompanying personalised entitlement and acceptance form shortly.

1 Assuming an AUD:USD exchange rate of 0.69.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Further details of the key dates for the Entitlement Offer are included below.

The offer price of A$0.07 per New Share represents a 12.9% discount to TERP2 of A$0.0804, a 15.7% discount to the Company's last closing price of A$0.083 on September 17, 2019 and a discount of 14.2% to the Company's 10-day VWAP of A$0.0816.

Net proceeds from the Entitlement Offer will be used to fund Poplar Grove’s mine ramp-up to positive cashflow. The Company aims to satisfy the US$5 million equity raising (after costs) condition in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, by conducting the Entitlement Offer.

The Entitlement Offer is not underwritten. In addition to their entitlement, Eligible Retail Shareholders will have the ability to subscribe for any shortfall shares at the issue price of A$0.07 under a shortfall offer, which will also be extended to eligible investors who are invited to participate by the Company, further details of which will be set out in the retail offer booklet.

New shares will rank equally with existing Company shares on issue at the time of issue.

The Company's shares have been placed in a trading halt while the Institutional Entitlement Offer is undertaken. If it is expected that the trading halt will end at market open on Friday, 20 September.

Entitlement Offer Key Dates

Key dates for the Entitlement Offer are as follows:

Entitlement Offer Event	Date
Announcement of Entitlement Offer	Wednesday, 18 September 2019
Institutional Entitlement Offer opens	Wednesday, 18 September 2019
Institutional Entitlement Offer closes	Thursday, 19 September 2019
Shares recommend trading on ASX on an "ex-entitlements" basis	Friday, 20 September 2019
Record Date for Retail Entitlement Offer (5.00pm WST)	Friday, 20 September 2019
Retail Entitlement Offer opens and Retail Offer Booklet dispatched	Wednesday, 25 September 2019
Institutional Entitlement Offer settlement	Friday, 27 September 2019
Issue and quotation of New Shares under Institutional Entitlement Offer	Monday, 30 September 2019
Retail Entitlement Offer closes (5.00pm WST)	Friday, 4 October 2019
Issue of New Shares under Retail Entitlement Offer	Friday, 11 October 2019
Quotation of New Shares under Retail Entitlement Offer	Monday, 14 October 2019
Despatch of holding statements for New Shares under the Retail Entitlement Offer	Tuesday, 15 October 2019

The above timetable is indicative only and subject to change. Subject to the ASX Listing Rules, the Company reserves the right to vary these dates, including the closing date, without notice and to withdraw the Entitlement Offer at any time.

2 The TERP is a theoretical price at which the Company's shares trade immediately after the ex-date for the Entitlement Offer assuming 100% take-up of the Entitlement Offer. The TERP is a theoretical calculation only and the actual price at which the Company's shares trade immediately after the ex-date for the Entitlement Offer will depend on many factors and may not be equal to TERP. TERP is calculated by reference to the Company's closing price of A$0.083 on September 17, 2019.

Key Terms of Proposed Royalty Financing

Key terms of the Royalty Financing are as follows:

Proposed Royalty Finance - Key Terms
Purchaser	Tribeca Global Resources Credit Pty Ltd and/or other lenders under the TLF
Royalty	2.0% of gross revenue from all coal leases (current and future) within the Buck Creek Mining Complex consisting of the Poplar Grove and Cypress Creek Coal Mines, for the life of the mine
Purchase Price	US$9.0 million
Facility Fee	3.0% of the Purchase Price
Royalty Payments	Paid quarterly
Conditions Precedent
The Company raising at least US$5 million equity raising (after costs), legal and tax due diligence, confirmation that the royalty can be granted, entry into formal documentation in respect of the Proposed Royalty Finance and Proposed Term Loan Amendment and customary conditions precedent.

Repayment	14 day right to match any transfer of interest in Royalty
Make Whole Payment
Make Whole Payment equal to the Purchase Price less aggregate of royalty payments made is payable if an event of insolvency of Hartshorne Mining Group LLC (Hartshorne) (the Company's U.S. subsidiary) occurs. The royalty is terminated on payment of the Make Whole Payment.

Security
Royalty payments and Make Whole Payment benefit from first ranking security over Hartshorne, the Company, and its other subsidiaries (and ranking equally with security for the TLF) and shall be second ranking to any subsequent or replacement debt facility that replaces the TLF.

Key Terms of Proposed Term Loan Amendment

Key terms of the Proposed Term Loan Amendment are as follows:

Proposed Term Loan Amendment - Key Terms
Tranche 2 commitment	Tranche 2 of the TLF resized from US$16 million to US$10 million. (Unit 3 capex estimated at US$5.9 million).
Tranche 2 availability
Tranche 2 to fund capital expansion of the 3rd mining unit at the Poplar Grove Mine, subject to satisfying certain conditions precedent including achieving ramp up tests which is expected to occur in H1 2020

Conditions Precedent
The Company raising at least US$5 million equity raising (after costs), legal and tax due diligence, confirmation that the royalty can be granted, entry into formal documentation in respect of the Proposed Royalty Finance and Proposed Term Loan Amendment and customary conditions precedent.

Options
60,000,000 Paringa options; 30,000,000 with a strike price of A$0.085 cents per option and 30,000,000 with a strike price of A$0.100 cents per option and cancellation of existing 25,000,000 Paringa options issued to Tribeca, subject to shareholder approval and ASX waivers.
If the options are not issued within 60 days of Proposed Term Loan Amendment becoming effective, an A$2.5 million fee must be paid to the lenders in lieu of issuing the options.

Interest rate Margin	Amended from 7.50% to 9.50% p.a. until such time that two consecutive quarters of EBITDA is no less than U$4 million has been delivered
Interest base rate	Amended so that the interest base rate is subject to a floor of 5.50% p.a.
Board observer	Nominee of Tribeca to take up Board observer role
Other
Other amendments to the TLF will include: (i) remove references to the Big River Supply Agreement and any potential events of default related thereto; (ii) the thresholds and format for ongoing financial covenants; (iii) an undertaking for the first coal production from Unit 3 by 1 December 2020; (iv) changes to the thresholds and start date for certain review events

Argonaut is Paringa’s financial advisor in relation to this Royalty and Debt Financing.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Summary Information
The following disclaimer applies to this announcement and any information contained in it (the Information). The Information in this announcement is of general background and does not purport to be complete. It should be read in conjunction with Paringa's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this announcement or any Information contained in this announcement. In accepting this announcement, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

Not for release or distribution in the United States
This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.